UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission file number: 001-41557

Clearmind Medicine Inc.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on December 15, 2022, titled “Israeli Based Biotech Company Clearmind Medicine INC’s CEO, Dr. Adi Zuloff-Shani, Issues Letter to Shareholders.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Israeli Based Biotech Company Clearmind Medicine INC’s CEO, Dr. Adi Zuloff-Shani, Issues Letter to Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine Inc.

Date: December 15, 2022	By:	/s/ Adi Zuloff-Shani
		Name:	Adi Zuloff-Shani
		Title:	Chief Executive Officer

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